SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

SIRIUS XM RADIO INC.
(Name of Subject Company (Issuer)
and Name of Filing Person (Offeror))

3 1/4% Convertible Notes due 2011
(Title of Class of Securities)

82966UAD5
(CUSIP Number of Class of Securities)

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020
(212) 584-5100
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)
With copies to:
John D. Lobrano
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee (2)
$98,809,310	$11,471.77

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $97,831,000 aggregate principal amount of Sirius XM Radio Inc.’s 3 1/4% Convertible Notes due 2011 are purchased at the tender offer price of $1,010 per $1,000 principal amount of such Notes, plus accrued and unpaid interest on the Notes to, but not including the assumed payment date of April 21, 2011. The amount of the filing fee equals $116.10 per $1,000,000 of Transaction Value.

(2)	$11,443.37 was paid at the time of the original filing of the Schedule TO and $28.40 is being paid concurrent with the filing of this Amendment No. 1 to the Schedule TO.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable
Filing Party: Not applicable.
Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Sirius XM Radio Inc. (the “Company”), a corporation organized under the laws of Delaware, on March 24, 2011 (as amended, the “Schedule TO”), relating to the Company’s offer to purchase for cash (the “Offer”) any and all of the Company’s outstanding 3 1/4% Convertible Notes due 2011 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, each as amended or supplemented herewith. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.
     This Amendment No. 1 incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1, 4, 7 and 12 of this Amendment No. 1, as more particularly described below. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.
Item 1. Summary Term Sheet.
     Item 1 of the Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:
     “On April 6, 2011, the Company issued a press release announcing an increase in the purchase price of the Notes to $1,010 per $1,000 principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment. A copy of the press release is filed as an exhibit to this Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO as Exhibit (a)(5)(ii) and is incorporated herein by reference.”
     The paragraph entitled “Purchase Price; Accrued Interest” on page 1 of the Offer to Purchase is hereby amended by deleting the first sentence in such paragraph in its entirety and replacing it with the following sentence:
     “The Purchase Price offered is cash in an amount equal to $1,010 per $1,000 principal amount of Notes purchased in the Offer.”
Item 4. Terms of the Transaction.
     Item 4(a)(1) of the Schedule TO is hereby amended and supplemented by incorporating by reference therein the information contained in Item 1 above.
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7(a) of the Schedule TO is hereby amended as follows:
     The section entitled “The Offer—Source and Amount of Funds” on page 6 of the Offer to Purchase is hereby amended by deleting the first sentence of such section in its entirety and replacing it with the following sentence: “We expect that we will need approximately $98.8 million to purchase the Notes pursuant to the Offer (not including Accrued Interest and expenses related to the Offer), assuming all outstanding Notes are validly tendered and accepted for payment and the Payment Date is April 21, 2011.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto: “(a)(5)(ii) Press Release dated April 6, 2011.”

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2011	SIRIUS XM RADIO INC.

	By:	/s/ David J. Frear David J. Frear
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX
     Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated March 24, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Securities Dealers, Trust Companies and Other Nominees that are Holders of Notes.*

(a)(1)(iv)	Form of Letter to Clients who are Beneficial Owners of Notes.*

(a)(5)(i)	Press Release dated March 24, 2011*

(a)(5)(ii)	Press Release dated April 6, 2011

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture, dated as of May 23, 2003, between the Company and The Bank of New York, as trustee—Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on May 30, 2003.

(d)(2)	Third Supplemental Indenture, dated as of October 13, 2004, between the Company and The Bank of New York, as trustee—Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated October 13, 2004.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed